 EXHIBIT 99.1

News for Immediate Release

Electrovaya Delivers Newly Developed Custom Battery Modules to Global Japanese Headquartered Construction Equipment OEM

Modules utilize a new 51Ah cell format both of which received UN38.8 certification

Further demand for the new battery module expected in the Japanese market for other OEM opportunities with sales through Sumitomo Corporation Power and Mobility

Further strengthens the Company’s leadership position in the market for industrial and heavy-duty vehicles

Toronto, Ontario – September 3, 2025 –  Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has successfully completed shipment of its first battery modules to Japan from its Canadian manufacturing facility. These modules were custom designed for a global construction equipment OEM and feature a new NMC based 51Ah cell format that features Electrovaya’s proprietary Infinity technologies which significantly enhance safety and cycle life performance. Prior to the shipment, the new 1.5 kWh modules passed third party UN38.3 testing at TÜV SÜD.

Electrovaya’s planned cell manufacturing in Jamestown New York will be tooled to produce both its current 54Ah cell format which is utilized in all existing product lines and the new 51Ah cell format which feature the same chemistry and performance attributes but provides form factors that accommodate the needs of distinct customers. The Company decided to tool the Jamestown plant for both form factors due to anticipated demand for both products.

"We’re excited to introduce this new cell and module format, as well as to commence product shipments to Japan—a significant milestone that reflects the growing global demand for our lithium-ion battery technology," said Dr. Raj DasGupta, CEO of Electrovaya. "These modules, specifically engineered for construction and earthmoving equipment, represent another step forward in expanding the use of Electrovaya’s technology in heavy-duty applications that require exceptional performance and safety."

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA) (TSX: ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, cycle life, longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, planned production in Jamestown New York, ability to start production in Jamestown in the expected timeframe, planned 54Ah and 51Ah lithium-ion ceramic cell in product lines in 2025 and 2026, use in commercial vehicle and energy storage applications, energy density, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.